Exhibit 99.3

Notice of Availability of Proxy Materials

for Blue Moon Metals Inc. Annual General and Special Meeting

Meeting Date and Time: July 30, 2026 at 10:00 AM EDT

Location: Bennett Jones LLP, 100 King Street West, Suite 3400, Toronto, Ontario, M5X 1A4

Please be advised that the proxy materials for the above noted securityholder meeting are available for viewing and downloading online. This document provides an overview of these materials, but you are reminded to access and review the information circular and other proxy materials available online prior to voting. These materials are available at:

https://bluemoonmetals.com/investors/

OR

www.sedarplus.ca

Obtaining Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the proxy materials related to the above referenced meeting by mail at no cost. Requests for paper copies must be received by July 14, 2026 in order to receive the paper copy in advance of the meeting. Shareholders may request to receive a paper copy of the Materials for up to one year from the date the Materials were filed on www.sedar.com.

For more information regarding notice-and-access or to obtain a paper copy of the Materials you may contact our transfer agent, Odyssey Trust Company, via https://odysseytrust.com/ca-en/help/ or by phone at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America).

Notice of Meeting

The resolutions to be voted on at the meeting, described in detail in the Management Information Circular, are as follows:

1.	to receive and consider the audited annual financial statements of the Company for the fiscal year ended December 31, 2025 and the auditor's report thereon;
2.	to fix the number of directors of the Company at eight (8) for the ensuing year;
3.	to elect directors for the ensuing year;
4.	to appoint MNP LLP as the auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;
5.

to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Continuance Resolution") of Shareholders approving (i) the continuance of the Company from the Business Corpo-rations Act (British Columbia) ("BCBCA") to the Business Corporations Act (Ontario) ("OBCA") (the"Continuance"), (ii) the repealing of the Company's existing articles under the BCBCA, (iii) the filing ofarticles of continuance by the Company under the OBCA, and (iv) the adoption of a new general by-law ofthe Company ("By-Law No. 1") effective upon such Continuance, all as more particularly described in theCircular;

6.	to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Director Number Resolution") to authorize the board of directors of the Company, conditional upon and to be effective upon the Continuance, to set the number of directors from time to time within the minimum and maximum number of directors to be set forth in the articles of the Company, in accordance with Section 125(3) of the OBCA;
7.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the "Plan Resolution") approving and ratifying the Company's amended and restated 10% rolling share compensation plan (the "Share Compensation Plan") in the form attached as Schedule "A" to the Circular; and
8.	to transact any other business which may properly come before the Meeting, or any adjournment thereof.

Voting

To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form. Your Proxy or Voting Instruction Form must be received by 10:00 AM EDT, on July 28, 2026.

Stratification

The Issuer is providing paper copies of its Management Information Circular only to those registered shareholders and beneficial shareholders that have previously requested to receive paper materials.

Annual Financial Statements

The Issuer is providing paper copies or emailing electronic copies of its annual financial statements to registered shareholders and beneficial shareholders that have opted to receive annual financial statements and have indicated a preference for either delivery method.